UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Loews Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

540424-10-8

(CUSIP Number)

Barry L. Bloom
667 Madison Avenue, 19th Floor
New York, N.Y. 10021-8043
(212) 521-2930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 540424-10-8	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Wilma S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,572,419
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 15,572,419
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,572,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 540424-10-8	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,799,500
	8	SHARED VOTING POWER 40,000
	9	SOLE DISPOSITIVE POWER 2,799,500
	10	SHARED DISPOSITIVE POWER 40,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,839,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 540424-10-8	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,766,500
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,766,500
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,766,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 540424-10-8	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,955,500
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER 2,955,500
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,055,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 540424-10-8	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,811,077
	8	SHARED VOTING POWER 80,000
	9	SOLE DISPOSITIVE POWER 5,811,077
	10	SHARED DISPOSITIVE POWER 80,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,891,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

                         The statement on Schedule 13D previously filed by Laurence A. Tisch, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch is hereby amended and restated to read as set forth herein.

Item 1.	Security and Issuer.

                         The title of the class of equity securities to which this statement relates is the Common Stock, $1.00 par value per share (the “Common Stock”), of Loews Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 667 Madison Avenue, New York, New York 10021.

Item 2.	Identity and Background.

                         This statement is filed jointly by Wilma S. Tisch, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch (the “Reporting Persons”), each of whom is a United States citizen.

                         Wilma S. Tisch, widow of the late Laurence A. Tisch, who died on November 15, 2003, resides at 980 Fifth Avenue, New York, N.Y. 10021. She is involved in numerous philanthropic activities.

                         The business address of Andrew H. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation is Chairman of the Executive Committee and member of the Office of the President of the Issuer.

                         The business address of Daniel R. Tisch is c/o Mentor Partners, L.P., 500 Park Avenue, New York, N.Y. 10022. His present principal occupation is General Partner, Mentor Partners, L.P. (a partnership engaged in investment activities), 500 Park Avenue, New York, N.Y. 10022.

                         The business address of James S. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation is President and Chief Executive Officer and member of the Office of the President of the Issuer.

                         The business address of Thomas J. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation is Managing Partner of FLF Associates and Manager of Four Partners and 4-14 Partners (entities engaged in investment activities), 667 Madison Avenue, New York, N.Y. 10021.

                         During the five years preceding the filing of this statement, none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Page 7 of 11 Pages

                         Because of family relationships among the Reporting Persons, they are filing jointly solely for informational purposes. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder or for any other purpose, and each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person.

                         Preston R. Tisch, the brother-in-law of Wilma S. Tisch, is Co-Chairman of the Board of the Issuer and beneficially owns 29,983,184 shares of Common Stock of the Issuer. The Reporting Persons and Preston R. Tisch together may be deemed to be “controlling” persons of the Issuer as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

Item 3.	Source and Amount of Funds or Other Consideration.

                         The Reporting Persons acquired the Common Stock beneficially owned by them by gift, by bequest and with their own personal funds.

Item 4.	Purpose of Transaction.

                         The shares of Common Stock of the Issuer to which this Schedule relates were acquired for investment purposes.

Item 5.	Interest in Securities of the Issuer.

                         The aggregate number and percentage of the outstanding shares of Common Stock (based upon a total of 185,447,050 shares outstanding as of November 7, 2003) beneficially owned by each of the Reporting Persons as of November 20, 2003 were as follows:

Wilma S. Tisch Andrew H. Tisch Daniel R. Tisch James S. Tisch Thomas J. Tisch	15,572,419 2,839,500 2,766,500 3,055,500 5,891,077 30,124,996	8.4 1.5 1.5 1.6 3.2 16.2%

                         Wilma S. Tisch has sole voting power and sole investment power with respect to 15,572,419 shares of Common Stock owned by her directly or as nominated executrix of the estate of her late husband Laurence A. Tisch.

                         Andrew H. Tisch has sole voting power and sole investment power with respect to 2,769,500 shares of Common Stock, including 1,801,713 shares held by him directly and 967,787 shares held by trusts of which he is the managing trustee. He may also be deemed to be the beneficial owner of 30,000 shares issuable upon the exercise of options granted under the Loews Corporation 2002 Stock Option Plan which are currently exercisable and with respect to which, if exercised, he would have sole voting

Page 8 of 11 Pages

and investment power. In addition, he has shared voting power and investment power with respect to 40,000 shares held by a charitable foundation of which he is a director.

                         Daniel R. Tisch has sole voting power and sole investment power with respect to 2,766,500 shares of Common Stock, including 1,798,713 shares held by him directly and 967,787 shares held by trusts of which he is the managing trustee.

                         James S. Tisch has sole voting power and sole investment power with respect to 2,925,500 shares of Common Stock, including 1,957,713 shares held by him directly and 967,787 shares held by trusts of which he is the managing trustee. He may also be deemed to be the beneficial owner of 30,000 shares issuable upon the exercise of options granted under the Loews Corporation 2002 Stock Option Plan which are currently exercisable and with respect to which, if exercised, he would have sole voting and investment power. In addition, he has shared voting power and investment power with respect to 100,000 shares held by a charitable foundation of which he is a director.

                         Thomas J. Tisch has sole voting power and sole investment power with respect to 5,811,077 shares of Common Stock, including 1,797,713 shares held by him directly and 4,013,364 shares held by trusts of which he is the managing trustee or the successor trustee. In addition, he has shared voting power and investment power with respect to 40,000 shares held by a charitable foundation of which he is a director, and he may be deemed to have shared voting power and investment power with respect to 40,000 shares owned by Alice M. Tisch, his wife, as custodian for their children.

                         During the sixty days preceding the filing of this statement, the only transaction in the Common Stock of the Issuer engaged in by any of the Reporting Persons was the transfer of 3,045,577 shares of Common Stock to Thomas J. Tisch, as successor trustee of a trust of which his father, Laurence A. Tisch, was the trustee before his death on November 15, 2003. The transfer occurred by operation of law upon the death of Laurence A. Tisch.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                         Daniel R. Tisch, Thomas J. Tisch, Andrew H. Tisch and James S. Tisch are brothers and are sons of Wilma S. Tisch.

Item 7.	Material to Be Filed as Exhibits.

                         Agreement regarding the joint filing of this statement.

Page 9 of 11 Pages

SIGNATURE

                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2003

By:	/s/ Wilma S. Tisch

Wilma S. Tisch

By:	/s/ Andrew H. Tisch

Andrew H. Tisch

By:	/s/ Daniel R. Tisch

Daniel R. Tisch

By:	/s/ James S. Tisch

James S. Tisch

By:	/s/ Thomas J. Tisch

Thomas J. Tisch

Page 10 of 11 Pages

AGREEMENT

                         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Amendment No. 11 to Schedule 13D, dated November 20, 2003, relating to the Common Stock of Loews Corporation is being filed with the Securities and Exchange Commission on behalf of each of them.

November 20, 2003

By:	/s/ Wilma S. Tisch

Wilma S. Tisch

By:	/s/ Andrew H. Tisch

Andrew H. Tisch

By:	/s/ Daniel R. Tisch

Daniel R. Tisch

By:	/s/ James S. Tisch

James S. Tisch

By:	/s/ Thomas J. Tisch

Thomas J. Tisch

Page 11 of 11 Pages